UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Earnings Release 4Q23 & 2023

ASSAÍ
ATACADISTA
ASSAÍ ATACADISTA

EARNINGS CONFERENCE CALL

Thursday, February 22, 2024

11:00 a.m. (Brasília) | 09:00 a.m. (New York) | 2:00 p.m. (London)

Videoconference in Portuguese via Zoom (simultaneous translation): click here

The information and links will be available for access on our website and in our quarterly earnings release.

ASAI3 B3 **IBOVESPA** B3 **IBRA** B3 **IBRX100** B3 **ISE** B3 **ICO2** B3
ICON B3 **IGC** B3 **IGCT** B3 **ITAG** B3 **MLCX** B3 **ASAI** NYSE

EARNINGS RELEASE 4Q23 & 2023

ASSAÍ ATACADISTA

São Paulo, February 21, 2024 - Assaí Atacadista announces the results for the 4th quarter of 2023. All comments referring to EBITDA are adjusted with the exclusion of the result of other expenses and operating income for the periods. The financial statements were prepared in accordance with international standards for financial reports issued by the International Accounting Standards Board – IASB, accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC). The comments indicated as "Post" in this release are in line with the financial statements. However, to better represent the economic reality of the business, comments labeled "Pre" exclude the effects of IFRS 16/CPC 06 (R2).

4Q23 (vs. 4Q22)

REVENUE SURPASS R$ 20 BILLION WITH SIGNIFICANT MARKET SHARE GAINS

EXPANSION

12 stores opened in 8 states

- 5 converted stores
- 7 new organic stores
- +63 thousand sqm added to sales area

GROSS SALES

R$ 20.2bi (+16%)

- 'Same Store' Sales : +3%
- 'Same Store' Volumes: +1.2%
- Tickets: 79 million (+17%)
- Market share gains: +1.4 p.p.

EBITDA

Pre-IFRS 16: + 33%, above sales level

- Strict control of expenses
- Margin at the highest level since the beginning of conversion project
- Margin Pre: 6.1% (+0.8 p.p.)
- Margin Post: 7.8% (+0.5 p.p.)

NET INCOME

Pre-IFRS 16: R$ 343M

- Operational leverage contributes to higher profitability level
- High interest rate
- Margin Pre: 1.9%

2023 (vs. 2022)

EBITDA MARGIN PRE-IFRS16 STABLE AT 5.3% CONVERSIONS WITH SALES UPLIFT IN LINE WITH THE PROJECT'S GOAL OF 3x AND EBITDA MARGIN PRE OF 5.6%

EXPANSION

Conclusion of 64 hypermarket conversions

- Sales uplift in line with the project's goal (3x vs. hypermarket)
- 47 conversions opened in 2022: Average gross sales of R$28 million/month, with EBITDA Margin Pre of 5.6%

27 stores inaugurated in 2023: 288 stores in operation

- Increase of 12% in sale area, reaching +1.4 million sqm

GROSS SALES

R$ 72.8bi (+22%)

- 'Same Store' Sales: +1.6%
- Tickets: 290 million (+24%)
- Fast maturation of conversions
- Market share gains: +2.0 p.p.

EBITDA

Stable margin vs. 2022, reaching the guidance

- Commercial actions and operational leverage
- 115 stores opened in the last 3 years
- Margin Pre: 5.3% (vs. 5.3% in 2022)
- Margin Post: 7.1% (vs. 7.2% in 2022)

NET INCOME

Pre-IFRS 16: R$ 776M

- Business resilience in the face of high interest rates
- Margin Pre: 1.2%

CASH GENERATION & LEVERAGE

Operating cash flow of R$ 4.6 billion, with operating consistency and working capital improvement

- Maturation of new stores drives the cash flow improvement in comparison to 2022

Reduction in leverage [1] to 3.8x (vs. 4.4x no 4Q22 and 3Q23)

- Result of strong cash flow and better working capital

CAPEX 2023

Investment of R$ 2.5 billion in expansion [2] and payment of R$ 2.4 billion related to hypermarkets acquisition

- +80 thousand employees: one of the largest private employers in the country

BETTER OUTLOOK FOR 2024

Focus on deleveraging: combination of lower investment level, stronger cash generation and interest rates reduction

- Payment of the last installment of the acquisition of hypermarkets in Jan/24
- Expansion: opening of ~15 stores in 2024
- Free cash generation higher than 2023 will contribute to deleveraging
- Falling interest rates and potential recovery in purchasing power bring good prospects for 2024

(1) Net Debt + Discounted receivables + Balance payable from hypermarket acquisitions / Adjusted EBITDA Pre-IFRS 16; (2) Addition to Fixed Assets

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MESSAGE FROM MANAGEMENT

The combination of Assaí brand strengtH, a constantly evolving shopping experience, successful expansion and commercial strategy has led to consistent results, gains in market share and increased profitability. In 2023, amid a macroeconomic scenario marked by deflation and pressure on the population's purchasing power, we once again proved that we have a winning value proposition.

This fact was proven in one of the most significant moments of the year, with Assaí being recognized as the food company with the largest presence in Brazilian households, found in one out of every four homes, an unprecedented achievement in the Cash & Carry sector. We were also the most remembered brand in the sector in the Top of Mind award by Folha de S.Paulo and in the Marcas Mais award by Estadão.

Achievements like these confirm our purpose of providing food with quality at low price to the Brazilian population and the effectiveness of the evolution of our business model, which continues to be constantly improved without impacting the essence of the Cash & Carry model - the low-cost structure. They also reinforce the objective of continuing to generate income and jobs in the country - we are one of the largest private employers in the country with over 80,000 employees.

In 2023, Assaí opened 27 stores and increased its national presence with the inauguration of the first unit in Espírito Santo. Expansion investments totaled approximately R$ 5 billion in the year, already considering the payment of R$ 2.4 billion for the acquisition of hypermarket points, reinforcing our strategy, that aims to well-serve and be close to our customers. We also advanced in the implementation of services in stores and in the Phygital strategy, with the Meu Assaí app being one of the Top 5 retail apps with the highest download growth in Brazil.

Annual revenue totaled R$ 73 billion, of which more than R$ 20 billion in the 4Q23. In the year, we reached 290 million tickets, which indicates more than 430 million people passing-by our stores.

The result is due to the performance of existing stores, with 'same-store’ sales and expansion growth, with emphasis on conversions, whose success is evidenced by accelerated maturation. This group of stores achieved a sales uplift in line with the project's objective (3x higher than the hypermarket format).

As a result of these factors, and strong expense control, our profitability continues steady in its growth trajectory, reaching the highest quarterly level since the beginning of the conversion project. In the year, the EBITDA Margin Pre-IFRS 16 showed stability compared to 2022, confirming accelerated maturation and the potential of new stores, leading to a solid operating cash flow generation, even after an intense period of openings, with 115 stores opened in the last 3 years.

Our corporate governance has been transforming, and in 2023, Assaí became a Corporation and had the election of a new Board of Directors. Additionally, we launched the new Sustainability Strategy, aimed at driving prosperity for all through responsible and transparent operations, and reduced environmental impact.

We also evolved in Diversity and Inclusion. We have 43.5% of black people and 25.0% of women in leadership positions, and 5.4% of our workforce composed of people with disabilities. Results that make us proud and illustrate our efforts to be an increasingly diverse and inclusive environment.

For 2024, with (i) the highest cash generation from the maturation of new stores, (ii) the conclusion of the payment for the acquisition of hypermarket points in January 2024, and (iii) the improvement of macroeconomic indicators, especially the decline in interest rates, Assaí will be able to accelerate the deleveraging process.

With resilience, a unique value proposition, and a solid culture, we continue to work for Assaí's success. I thank all investors, employees, customers, and partners for their continued trust and support for another year.

Belmiro Gomes, CEO of Assaí

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FINANCIAL HIGHLIGHTS

Net sales reached R$ 18.4 billion in the period, increasing 16% and R$ 2.5 billion from 4Q22, underlining the Company’s positioning even amid a scenario of deflation and pressure on the consumers purchasing power. Sales growth mainly resulted from:

(i)	expansion (+13.0%), with 27 stores opened in the last 12 months; and
(ii)	the successful commercial strategy and continuous improvement in the shopping experience, which resulted in growth in tickets in both total and ‘same-store’ bases, reaching 79 million operations in 4Q23 (+17% vs. 4Q22).

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Also, sales performance was driven by ‘same-store’ sales growth (+2.9% vs. 4Q22), which includes the contribution from the 35 conversions inaugurated between July and November 2022([1]). Volumes also increased during the quarter, growing +1.2% in the ‘same-store’ basis.

In the year, net sales reached R$ 66.5 billion, up +22% and R$ 12 billion from 2022, reflecting the rapid maturation of conversions and the +1.6% ‘same-store’ sales growth.

The sales performance resulted in significant market share gains in the quarter, in both total (+1.4 p.p. in 4Q23) and ‘same-store’ base (+0.7 p.p. in 4Q23). In the year, market share increased +2.0 p.p., underlining Assaí’s success in the Cash & Carry segment.

CONCLUSION OF 2023 EXPANSION PLAN WITH 27 NEW STORES

In 4Q23, we inaugurated 12 stores, of which 7 organic and 5 conversions, ending the year of 2023 with 288 stores in operation and total sales area of more than 1.4 million square meters.

The expansion in 2023 added 152,000 square meters to the sales area, representing +12% growth from 2022.

Assaí’s expansion project will continue in 2024 with the inauguration of approximately 15 new stores.

PERFORMANCE OF CONVERSIONS CONFIRMS PROJECT EXPECTATIONS

By the end of 2023, 64 hypermarket conversions were in operation. Converted stores register accelerated maturation, and reached, in December, sales uplift in line with the project expectation (3x compared to the hypermarket format).

Considering the 47 stores converted in 2022 and which, on average, have been operating for more than 12 months, monthly average sales per store is nearly R$ 28 million, with EBITDA Margin Pre of 5.6%. This is mainly due to exceptional location of these stores: close to B2B customers and to higher income public, high population density and strong real estate barrier.

[1] The contribution of converted stores to same-store sales occurs from the 13th month on since the opening date. Therefore, only 14 conversions compose the same-store base in the full 4Q23; 23 conversions in November and December and 35 conversions just in December.

5

COMMERCIAL GALLERIES

The commercial galleries add an important value to our business model by driving customer traffic and diluting costs. At the end of 2023, the commercial galleries registered occupancy of around 70% of total gross leasable area available, generating revenues of R$ 93 million, up 69% from 2022.

‘PHYGITAL’ STRATEGY IN CONSTANT PROGRESS

The Meu Assaí app continues its growth trajectory, reaching 12 million customers in only 8 months of operation, which represents an increase of 20% from 3Q23 and 46% since its launch. It was one of the Top 5 retail apps with the highest increase in downloads across Brazil.

Online sales through last mile operators, which offer greater convenience to Assaí customers, continue to grow: up 31% from 4Q22 and 58% in the year.

EXPENSES CONTROL AND FAST MATURATION OF STORES RESULT IN THE HIGHEST LEVEL OF PROFITABILITY SINCE THE BEGINNING OF CONVERSION PROJECT

In 4Q23, gross profit was R$ 3.1 billion, with margin at 16.7%, resulting from the continuous improvement in the shopping experience and the business model attractiveness. Compared to 4Q22 (17.2%), gross margin was impacted by lower expansion during the period (37 stores in 4Q22 vs. 12 in 4Q23). In 2023, gross profit totaled R$ 10.8 billion, with gross margin of 16.3% (vs. 16.4% in 2022), mainly reflecting the fast maturation of new stores.

Selling, general and administrative expenses as a percentage of net sales reduced to 9.1% in the quarter (vs. 10.0% in 4Q22) thanks to the maturation of new stores and cost-cutting efforts in 1H23. Operational leverage led to a reduction of 9.4% in expenses during the year (vs. 9.5% in 2022).

Equity income from Assaí's interest of approximately 18% in FIC totaled R$ 15 million in 4Q23, an increase of 50% vs. 4Q22, and R$ 51 million in the year. The number of Passaí cards issued reached 2.7 million, which represents a growth of around 20% vs. 4Q22.

EBITDA Pre totaled R$ 1.1 billion in 4Q23, +33.1% versus 4Q22, which is much higher than sales growth in the period, with margin increasing to 6.1% (+0.8 p.p. vs. 4Q22), confirming the rapid maturation and potential of conversions. In 2023, EBITDA reached R$ 3.5 billion with margin of 5.3%, stable compared to 2022 despite the 115 stores under maturation phase.

EBITDA Post reached R$ 1.4 billion in 4Q23, up 22.6%, while margin came to 7.8% (+0.5 p.p. vs. 4Q22) - the highest level since the beginning of the conversion project. In the year, EBITDA amounted to R$ 4.7 billion, with margin of 7.1%, a level similar to that reported in 2022.

Profitability in 2023 reached the guidance announced by the Company.

6

FINANCIAL RESULT REFLECTS HIGHER INTEREST RATES AND DEBT

Financial result, including interest on lease liabilities, reached R$ 736 million in the quarter, corresponding to 4.0% of net sales. Excluding this effect, net financial expense amounted to R$ 478 million, equivalent to 2.6% of net sales. The increase in the cost of debt in the quarter was due to:

(i)	the increase in gross debt (+R$ 2.5 billion); and
(ii)	the lower effect of capitalized interests in the period due to the final phase of the conversion project (R$ 34 million in 4Q23 vs. R$ 157 million in 4Q22).

During the year, the Company issued Certificates of Real Estate Receivables (CRI) of R$ 1 billion in July and debentures of R$ 800 million in December, besides rolling over debt, all of which increased gross debt in the year by R$ 2.5 billion.

Financial result, including interest on lease liabilities, was R$ 2.7 billion, equivalent to 4.1% of net sales. Excluding interest from lease liabilities, net financial expense was R$ 1.8 billion, equivalent to 2.8% of net revenue, due to:

(iii)	the highest average interest rate in the year (12.4% in 2022 vs. 13.0% in 2023);
(iv)	the increase in gross debt (from R$ 12.4 billion in 2022 to R$ 14.9 billion in 2023); and
(v)	the lower effect of capitalized interests (R$ 257 million in 2023 vs. R$ 774 million in 2022).

NET INCOME INCREASES SEQUENTIALY AND REACHES THE HIGHEST LEVEL OF 2023

Net income Pre totaled R$ 343 million in the quarter, with net margin of 1.9%. The level represents the highest profitability level of 2023 and is mainly explained by seasonality and the quality of the expansion over the last few years. In 2023, net income totaled R$ 776 million, with margin of 1.2%. Results continue to be impacted by high interest rates.

Net income Post reached R$ 297 million in 4Q23, increasing 60% from 3Q23 and reaching the highest level of 2023, while margin stood at 1.6%, underscoring the operational leverage during the period. In the year, net income amounted to
R$ 710 million, with margin of 1.1%.

7

INVESTMENTS IN EXPANSION WITH THE OPENING OF 87 STORES IN 2 YEARS

From the accounting perspective (addition to fixed asset), as shown in table above, investments reached R$ 750 million in 4Q23, mainly due to the Company’s ongoing expansion process, with 12 stores opened in the period. In the year, investments amounted to R$ 2.5 billion and refers to the recent expansion process, with the opening of 27 stores in the year and more than half of the stores scheduled to open in 2024 in the construction phase.

Additionally, R$ 2.4 billion related to payments for hypermarket commercial points were disbursed.

REDUCTION IN LEVERAGE THANKS TO MATURATION OF NEW STORES

Leverage ratio, represented by the ratio of net debt including balances of discounted receivables and the remaining installment for the acquisition of hypermarket points, to Adjusted EBITDA Pre, ended the quarter at 3.8x, down -0.6x from both 4Q22 and 3Q23. The level achieved in the quarter represents an acceleration in deleveraging when compared to 4Q22 (0.3x vs. 3Q22). The performance is mainly explained by:

(i)	operational cash flow of R$ 4.6 billion, which grew 11% in the last 12 months with a significant contribution from the fast maturation of new stores; and
(ii)	the normalization of inventories after an intense pace of expansion in 2022.

At the end of the period, the balance of discounted receivables was R$ 2.7 billion, with an average term of 13 days. Note that prepayment of receivables is an operation typical to the retail sector and the Brazilian market.

8

According to the methodology of financial agreements, leverage stood at 1.79x, much lower than stipulated in contractual covenants (3.00x) and equivalent to a difference of more than R$ 5.7 billion to achieve the contractual limit.

IMPROVED CASH CONVERSION CYCLE DRIVEN BY NORMALIZATION OF INVENTORIES AND SEASONALITY OF 4TH QUARTER

The quarterly cash conversion cycle, adjusted for discounted receivables, reached 0.5 days, which represents an improvement of 5.6 days in relation to 4Q22 (6.1 days). The result is mainly due to the normalization of inventories after the strong pace of openings during 2022 and the continued maturation of new stores. Compared to 3Q23, cash conversion cycle improved 3.6 days due to the seasonality in the quarter.

9

OPERATING CASH FLOW INCREASES 11% TO R$ 4.6 BILLION IN 2023

Operating cash flow in 2023 was R$ 4.6 billion, up 11% from 2022, driven by operational consistency, the normalization of inventories after the historical level of openings in 2022, and by EBITDA growth, boosted by the accelerated maturation of new stores.

Operating cash flow funded 83% of the investments in expansion, which included the opening of new stores (R$ 3.2 billion) and the payment of R$ 2.4 billion for the acquisition of hypermarket points. Note that at the end of 2023, more than 80% of the total transaction amount involving the purchase of commercial points had already been paid and, in January 2024, the Company paid the final installment of around R$ 900 million, including interest.

Cost of debt was R$1.8 billion, mainly affected by higher interest rates.

For 2024, the combination of the lower investments level (between R$ 1.5 billion and R$ 2 billion, with the opening of around 15 stores), the payment of the last installment for the acquisition of hypermarkets (around R$ 900 million in Jan/24 vs. R$ 2.4 billion in 2023) and the downward trend in interest rates will lead to free cash generation higher than in 2023.

DIVIDENDS AND INTEREST ON EQUITY

Due to the constitution of a tax incentive reserve in an amount equal to the net income for the year (R$ 710 million), there will be no payment of interest on equity (JSCP) or distribution of dividends for the 2023 fiscal year.

The Company allocated the amount of R$ 939 million to the tax incentive reserve, of which R$ 710 million constituted in 2023 and R$ 229 million to be recognized when the Company reports income in subsequent periods. The subsidy effect generated a benefit of R$ 319 million in the result for the year.

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IFRS16 IMPACTS

With the adoption of IFRS16 in January 2019, a few income statement lines are affected. The table shows the key changes:

FORFAIT OPERATIONS

The sale of receivables to a financial institution is a common practice in the retail and the Brazilian market.

In such an operation the Company provides its suppliers the option to be paid in advance through agreements with financial institutions. These agreements aim to provide suppliers with earlier liquidity than they would get if they were paid directly by the Company. The decision of suppliers to enter into such arrangements, referred to as “forfait” or “risco sacado" in Portuguese, is at the sole discretion of the supplier.

If a supplier enters into such an arrangement the financial institution becomes the creditor, and the Company pays the financial institution (instead of the supplier) under the original terms agreed with the supplier. The Company receives a commission from the financial institution for this intermediation, which is recorded as financial revenue. The Supplier accepts to be paid at a discount to the invoiced amount by the financial institution. There is no obligation resulting in additional expenses for the Company, and the liability to the Financial Institution is not considered net debt.

In assessing this matter, the Company's management considered the guidance of CVM SNC/SEP Official Letter No. 01/2022. The Company assessed qualitative aspects of its forfait operations, and concluded that its forfait operations maintain the economic substance of the transaction and do not involve any changes to the originally agreed conditions with suppliers. On December 31st, 2023, the balance payable on these operations was R$ 1,5 billion, including R$ 1.1 billion related to products and R$ 389 million to property and equipment. On December 31st, 2022, the balance payable on these operations was R$ 2.0 billion, of which R$ 813 million related to products and R$ 1.2 billion related to property and equipment.

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REDEFINITION OF SUSTAINABILITY STRATEGY AND INCLUSION IN IMPORTANT INDICES FOR THE 2ND STRAIGHT YEAR

The Company’s new Sustainability Strategy aims to boost prosperity for all through responsible and transparent operations with less environmental impact, based on three strategic pillars:

•	Efficient operations: innovations to reduce impact on the climate and ensure more responsible supply chains.
•	People and community development: promoting prosperity for all, with growth opportunities for employees, entrepreneurs and communities.
•	Ethical and transparent management: ethical and transparent relationships guided by ESG good practices.

The highlights in 4Q23 include:

EFFICIENT OPERATIONS

•	Reduction of 10% in scope 1(1) and 2(2) emissions from 2022, in line with the Company's strategy of combating climate change and its target to reduce emissions by 38% by 2030 (base year 2015).
•	Reuse of 44% of waste in treatment processes. The Destino Certo program prevented 2,300 tons of fruits and vegetables from being sent to landfills.
•	Adherence of 100% of Brazilian beef suppliers to the Company’s Social and Environmental Policy. Thus, the Company establishes the obligation, on the part of suppliers, of complying with the guidelines of the beef purchase process, as well as the Brazilian Forest Code and laws in force.
•	Compliance with working conditions required by the Company in 100% of the private-label brands.

PEOPLE AND COMMUNITY DEVELOPMENT

•	Given the expansion progress, Assaí increased its headcount and continued its efforts to promote an increasingly diverse and inclusive working environment:
o	43.5% of black people in leadership positions (managers and above);
o	5.4% of employees with disabilities;
o	25.0% of women in leadership positions;
o	Women on Board seal, which recognizes companies that have at least two women on the Board of Directors, and the Age Friendly seal, given to organizations considered the best for professionals aged 50 and above.
•	More than 480 tons of food were donated to 94 partner social organizations through the Alimento a gente compartilha (“Food we share”) campaign conducted by Assaí Institute among its customers.
•	1st corporate volunteering action, which benefited more than 150 children and adolescents at the Athlete Training Center Institute.

ETHICAL AND TRANSPARENT MANAGEMENT

•	For the 2nd straight year, the Company has been included in the Corporate Sustainability Index (ISE B3) and Carbon Efficient Index (ICO2).
•	Classification B in the CDP, one of the main measurement and disclosure programs for efficient management of risks related to carbon emissions and climate change.

(1) Direct emissions from the company.
(2) Emissions from electricity consumption.

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AWARDS AND RECOGNITIONS

The highlights of 4Q23 were:

•	Top of Mind Award given by Datafolha Institute and announced by the newspaper Folha de S. Paulo. Assaí was the most remembered brand in the “Wholesale” and “Supermarket” categories.
•	Brands in Rio de Janeiro: 2nd place among the most beloved supermarket brands among the Rio de Janeiro people in a survey by the newspaper O Globo with Troiano Branding.
•	Estadão Empresas Mais: 14th among the 1,500 largest Brazilian companies. The result is based on a proprietary indicator calculated in accordance with the Austin Rating methodology together with the Institute of Administration (FIA).
•	Companies that Best Communicate with Journalists: one of the winners in the “Wholesale and Retail” category. The list is based on a poll among nearly 25,000 journalists.
•	Reclame AQUI 2023 and Companies that Most Respect the Consumer (Padrão Group) awards: The Company ranked 1st in the categories “Supermarkets and Wholesalers” and “Wholesaler”.
•	The Best of Dinheiro: In the national ranking by net sales, Assaí ranked 20th. In the “Retail” category , it ranked 3rd in Governance, 3rd in Financial Sustainability and 2nd in Human Resources.
•	GPTW (Great place to work): The only Food Retail company recognized, for the 2nd among the 10 best retail companies to work with more than 10,000 employees for its safe and welcoming environment, respecting diversity, recognizing, developing and offering growth opportunities.

ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí Atacadista is a Cash & Carry corporation (company without a single controlling shareholder) established in São Paulo (SP) and which completes 50 years in 2024. It serves small and midsized merchants and consumers who seek greater savings in both unitary or large volume purchases. As Brazil’s 2nd largest retailer, it posted gross sales of R$ 72.8 billion in 2023 and became the food network with the biggest presence in Brazilian homes (NielsenIQ Homescan).

Currently, it has 288 stores across all regions in Brazil (24 states and the Federal District), more than 80,000 employees and the Great Place to Work (GPTW) certification. In 2023, it received various honors, such as the most valuable food retail brand (Interbrand and Brand Finance) and Top of Mind leadership in the “Wholesale” category (Datafolha Institute). Assaí is the only exclusively Cash&Carry company whose shares are listed on both the Brazilian stock exchange (B3 – ASAI3) and the New York Stock Exchange (NYSE – ASAI). It is also the only food retailer in the top 10 of the IDIVERSA B3 portfolio, which recognizes publicly held companies with the best indices in racial and gender diversity.

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Guilherme Muniz

Email: ri.assai@assai.com.br

Website: www.ri.assai.com.br

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APPENDICES

OPERATIONAL INFORMATION

I – Number of stores and sales area

Since the beginning of conversions (3Q22), six stores were closed, one in 3Q22, three in 4Q22, and one each in 2Q23 and 3Q23. During the period, the sales area of five stores in operation was expanded through the conversion project.

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FINANCIAL INFORMATION

The financial statements, excluding Appendix III, were prepared in accordance with international standards for financial reports issued by the International Accounting Standards Board – IASB, accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC).

II – Income Statement (Post IFRS 16)

(R$ million)	4Q23	4Q22	Δ%	2023	2022	Δ%
Gross Revenue	**20,162**	**17,448**	**15.6%**	**72,785**	**59,684**	**22.0%**
Net Revenue	**18,421**	**15,954**	**15.5%**	**66,503**	**54,520**	**22.0%**
Cost of Goods Sold	**(15,327)**	**(13,196)**	**16.1%**	**(55,600)**	**(45,486)**	**22.2%**
Depreciation (Logistic)	(22)	(20)	10.0%	(82)	(71)	15.5%
Gross Profit	**3,072**	**2,738**	**12.2%**	**10,821**	**8,963**	**20.7%**
Selling Expenses	(1,434)	(1,382)	3.8%	(5,411)	(4,379)	23.6%
General and Administrative Expenses	(239)	(215)	11.2%	(831)	(787)	5.6%
Selling, General and Adm. Expenses	**(1,673)**	**(1,597)**	**4.8%**	**(6,242)**	**(5,166)**	**20.8%**
Equity income	15	10	50.0%	51	44	15.9%
Other Operating Revenue (Expenses), net	(2)	(13)	-84.6%	49	(72)	-168.1%
Depreciation and Amortization	(370)	(270)	37.0%	(1,394)	(919)	51.7%
Earnings Before Interest and Taxes - EBIT	**1,042**	**868**	**20.0%**	**3,285**	**2,850**	**15.3%**
Financial Revenue	69	177	-61.0%	281	394	-28.7%
Financial Expenses	(805)	(622)	29.4%	(3,012)	(1,909)	57.8%
Net Financial Result	**(736)**	**(445)**	**65.4%**	**(2,731)**	**(1,515)**	**80.3%**
Income Before Income Tax	**306**	**423**	**-27.7%**	**554**	**1,335**	**-58.5%**
Income Tax and Social Contribution	(9)	(17)	-47.1%	156	(115)	-235.7%
Net Income for the Year	**297**	**406**	**-26.8%**	**710**	**1,220**	**-41.8%**
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	**1,434**	**1,158**	**23.8%**	**4,761**	**3,840**	**24.0%**
Adjusted EBITDA [1]	**1,436**	**1,171**	**22.6%**	**4,712**	**3,912**	**20.4%**

% of Net Revenue	4Q23	4Q22	Δ p.p.	2023	2022	Δ p.p.
Gross Profit	**16.7%**	**17.2%**	**-0.5 p.p.**	**16.3%**	**16.4%**	**-0.2 p.p.**
Selling Expenses	-7.8%	-8.7%	0.9 p.p.	-8.1%	-8.0%	-0.1 p.p.
General and Administrative Expenses	-1.3%	-1.3%	0.1 p.p.	-1.2%	-1.4%	0.2 p.p.
Selling, General and Adm. Expenses	**-9.1%**	**-10.0%**	**0.9 p.p.**	**-9.4%**	**-9.5%**	**0.1 p.p.**
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Revenue (Expenses), net	0.0%	-0.1%	0.1 p.p.	0.1%	-0.1%	0.2 p.p.
Depreciation and Amortization	-2.0%	-1.7%	-0.3 p.p.	-2.1%	-1.7%	-0.4 p.p.
EBIT	**5.7%**	**5.4%**	**0.2 p.p.**	**4.9%**	**5.2%**	**-0.3 p.p.**
Net Financial Result	**-4.0%**	**-2.8%**	**-1.2 p.p.**	**-4.1%**	**-2.8%**	**-1.3 p.p.**
Income Before Income Tax	**1.7%**	**2.7%**	**-1.0 p.p.**	**0.8%**	**2.4%**	**-1.6 p.p.**
Income Tax	0.0%	-0.1%	0.1 p.p.	0.2%	-0.2%	0.4 p.p.
Net Income for the Year	**1.6%**	**2.5%**	**-0.9 p.p.**	**1.1%**	**2.2%**	**-1.2 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**7.8%**	**7.3%**	**0.5 p.p.**	**7.2%**	**7.0%**	**0.1 p.p.**
Adjusted EBITDA [1]	**7.8%**	**7.3%**	**0.5 p.p.**	**7.1%**	**7.2%**	**-0.1 p.p.**

[1] *Adjusted for Other Operating Revenue (Expenses)*

15

II – Income Statement (Pre IFRS 16)

(R$ million)	4Q23	4Q22	Δ%	2023	2022	Δ%
Gross Revenue	**20,162**	**17,448**	**15.6%**	**72,785**	**59,684**	**22.0%**
Net Revenue	**18,421**	**15,954**	**15.5%**	**66,503**	**54,520**	**22.0%**
Cost of Goods Sold	**(15,343)**	**(13,236)**	**15.9%**	**(55,668)**	**(45,590)**	**22.1%**
Depreciation (Logistic)	(10)	(7)	41.6%	(35)	(24)	45.9%
Gross Profit	**3,068**	**2,712**	**13.2%**	**10,799**	**8,906**	**21.3%**
Selling Expenses	(1,734)	(1,669)	3.9%	(6,544)	(5,259)	24.4%
General and Administrative Expenses	(242)	(219)	10.2%	(846)	(803)	5.4%
Selling, General and Adm. Expenses	**(1,975)**	**(1,888)**	**4.6%**	**(7,390)**	**(6,062)**	**21.9%**
Equity income	15	10	53.0%	51	44	15.6%
Other Operating Expenses, net	(4)	(22)	-83.8%	(34)	(81)	-57.9%
Depreciation and Amortization	(246)	(174)	41.0%	(934)	(609)	53.4%
Earnings Before Interest and Taxes - EBIT	**859**	**636**	**34.9%**	**2,491**	**2,199**	**13.3%**
Financial Revenue	69	177	-60.8%	281	394	-28.6%
Financial Expenses	(547)	(448)	22.1%	(2,115)	(1,402)	50.8%
Net Financial Result	**(478)**	**(271)**	**76.3%**	**(1,833)**	**(1,009)**	**81.8%**
Income Before Income Tax	**381**	**365**	**4.2%**	**658**	**1,190**	**-44.7%**
Income Tax and Social Contribution	(37)	3	-1467.5%	118	(65)	-282.0%
Net Income for the Year	**343**	**368**	**-6.7%**	**776**	**1,125**	**-31.0%**
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	**1,114**	**818**	**36.3%**	**3,461**	**2,832**	**22.2%**
Adjusted EBITDA [1]	**1,118**	**840**	**33.1%**	**3,495**	**2,912**	**20.0%**

% of Net Revenue	4Q23	4Q22	Δ p.p.	2023	2022	Δ p.p.
Gross Profit	**16.7%**	**17.0%**	**-0.3 p.p.**	**16.2%**	**16.3%**	**-0.1 p.p.**
Selling Expenses	-9.4%	-10.5%	1.0 p.p.	-9.8%	-9.6%	-0.2 p.p.
General and Administrative Expenses	-1.3%	-1.4%	0.1 p.p.	-1.3%	-1.5%	0.2 p.p.
Selling, General and Adm. Expenses	**-10.7%**	**-11.8%**	**1.1 p.p.**	**-11.1%**	**-11.1%**	**0.0 p.p.**
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Expenses, net	0.0%	-0.1%	0.1 p.p.	-0.1%	-0.1%	0.1 p.p.
Depreciation and Amortization	-1.3%	-1.1%	-0.2 p.p.	-1.4%	-1.1%	-0.3 p.p.
EBIT	**4.7%**	**4.0%**	**0.7 p.p.**	**3.7%**	**4.0%**	**-0.3 p.p.**
Net Financial Result	**-2.6%**	**-1.7%**	**-0.9 p.p.**	**-2.8%**	**-1.9%**	**-0.9 p.p.**
Income Before Income Tax	**2.1%**	**2.3%**	**-0.2 p.p.**	**1.0%**	**2.2%**	**-1.2 p.p.**
Income Tax	-0.2%	0.0%	-0.2 p.p.	0.2%	-0.1%	0.3 p.p.
Net Income for the Year	**1.9%**	**2.3%**	**-0.4 p.p.**	**1.2%**	**2.1%**	**-0.9 p.p.**
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	**6.0%**	**5.1%**	**0.9 p.p.**	**5.2%**	**5.2%**	**0.0 p.p.**
Adjusted EBITDA [1]	**6.1%**	**5.3%**	**0.8 p.p.**	**5.3%**	**5.3%**	**0.0 p.p.**

[1] *Adjusted for Other Operating Revenue (Expenses)*

16

IV – Balance Sheet (Post IFRS 16)

17

V – Cash Flow (Post IFRS 16)

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.